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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

RES-CARE, INC.
(Name of Subject Company)

ONEX RESCARE ACQUISITION, LLC
(Name of Filing Persons—(Offeror))

The persons listed on Schedule I hereto
(Name of Filing Persons—(Other Persons))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

760943100
(CUSIP Number of Class of Securities)

Joel I. Greenberg, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
(212) 836-8000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$340,732,402	$24,294.22

*
Estimated for purposes of calculating the filing fee only. Calculated by multiplying (i) 25,715,653, which is the difference between 29,415,653, the number of shares of common stock, no par value ("Shares"), of Res-Care, Inc. (the "Company") outstanding as of September 30, 2010, and 3,700,000, which is the number of Shares beneficially owned by Onex Corporation and its affiliates by (ii) $13.25, which is the per Share tender offer price. The number of outstanding Shares was obtained by the Company.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by .0000713.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,294.22	Form or Registration No.: Schedule TO-T
Filing Party: Onex Rescare Acquisition, LLC	Date Filed: October 7, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☒
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 Schedule I
Onex Partners III LP
Onex Partners LP
Onex American Holdings II LLC
Onex US Principals LP
Rescare Executive Investco LLC

        This Amendment No. 1 (this "Amendment") to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO ("Schedule TO") that was originally filed with the Securities and Exchange Commission on October 7, 2010 by Onex Rescare Acquisition, LLC, a Delaware limited liability company (the "Purchaser") amends the Schedule TO, which relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, no par value (the "Shares") of Res-Care, Inc., a Kentucky corporation (the "Company"), other than Shares owned by the Purchaser and its affiliates, at a purchase price of $13.25 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2010 (the "Offer to Purchase") (which as amended or supplemented from time to time, together constitute the "Offer"), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(i), solely to file the corrected Exhibit indicated below, and should be read together with the Schedule TO.

        Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

Item 12.    Exhibits.

        Exhibit (a)(1)(v) "Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees," previously filed on October 7, 2010, is hereby amended and restated in its entirety by the following exhibit:

(a)(1)(v)(A)	Corrected Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

[Remainder of this page intentionally left blank.]

 SIGNATURES

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 13, 2010

ONEX RESCARE ACQUISITION, LLC
By:	/s/ ROBERT M. LE BLANC
	Name:	Robert M. Le Blanc
	Title:	Sole Director
ONEX PARTNERS III LP
By:	ONEX PARTNERS III GP LP, its General Partner
By:	ONEX PARTNERS MANAGER LP, its Agent
By:	ONEX PARTNERS MANAGER GP ULC, its General Partner
By:	/s/ ROBERT M. LE BLANC
	Name:	Robert M. Le Blanc
	Title:	Managing Director
By:	/s/ JOSHUA HAUSMAN
	Name:	Joshua Hausman
	Title:	Vice President
ONEX PARTNERS LP
By:	ONEX PARTNERS GP LP, its General Partner
By:	ONEX PARTNERS MANAGER LP, its Agent
By:	ONEX PARTNERS MANAGER GP ULC, its General Partner
By:	/s/ ROBERT M. LE BLANC
	Name:	Robert M. Le Blanc
	Title:	Managing Director
By:	/s/ JOSHUA HAUSMAN
	Name:	Joshua Hausman
	Title:	Vice President

ONEX US PRINCIPALS LP
By:	ONEX AMERICAN HOLDINGS GP LLC, its General Partner
By:	/s/ ROBERT M. LE BLANC
	Name:	Robert M. Le Blanc
	Title:	Director
RESCARE EXECUTIVE INVESTCO LLC
By:	/s/ ROBERT M. LE BLANC
	Name:	Robert M. Le Blanc
	Title:	Director
By:	/s/ DONALD F. WEST
	Name:	Donald F. West
	Title:	Director
ONEX AMERICAN HOLDINGS II LLC
By:	/s/ ROBERT M. LE BLANC
	Name:	Robert M. Le Blanc
	Title:	Director
By:	/s/ DONALD F. WEST
	Name:	Donald F. West
	Title:	Director

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 7, 2010.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)(A)	Corrected Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Text of Press Release issued by the Purchaser on September 7, 2010 (incorporated by reference to the pre-commencement Schedule TO-C filed on September 8, 2010).*
(a)(5)(i)	Complaint filed in Jefferson Circuit Court of the Commonwealth of Kentucky, captioned Margolis v. Gronefeld, et al., case No. 10CI06597.*
(a)(5)(ii)	Text of Press Release issued by Onex Corporation on October 7, 2010 announcing the commencement of the Offer.*
(b)	None.
(d)(1)
Agreement and Plan of Share Exchange, dated as of September 6, 2010, by and between Purchaser and the Company (incorporated by reference to Exhibit 2.01 to the Form SC 13D/A filed by Onex Corporation on September 8, 2010).*
(d)(2)
Voting Agreement, dated as of September 6, 2010, by and between certain of the Company's shareholders and the Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on September 10, 2010).*
(d)(3)	Guarantee of Onex Partners III LP dated as of September 6, 2010 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on September 10, 2010).*
(d)(4)
Form of Commitment Letter made by certain Company management shareholders in favor of Onex Partners III LP (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on September 10, 2010).*
(f)	Subtitle 13 of the Kentucky Business Corporation Act (included as Schedule D of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).*
(g)	None.
(h)	None.

*
Previously filed.

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Schedule I Onex Partners III LP Onex Partners LP Onex American Holdings II LLC Onex US Principals LP Rescare Executive Investco LLC
  Item 12. Exhibits .
SIGNATURES
EXHIBIT INDEX